CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603



                                October 19, 2010

VIA EDGAR CORRESPONDENCE
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Mr. Houghton Hallock Jr.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


 Re:             First Trust NASDAQ CEA Smartphone Index Fund,
       a series of First Trust Exchange-Traded Fund II (the "Registrant")
                     (File Numbers: 333-143964, 811-21944)
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Dear Mr. Hallock:

      On August 3, 2010, the Registrant filed Post-Effective Amendment No. 36 under the Securities Act of 1933, as amended, and Amendment No. 39 under the Investment Company Act of 1940, as amended, to its registration statement on Form N-1A (the "Amendment"). The Amendment relates to First Trust NASDAQ CEA Smartphone Index Fund (the "Fund"), a series of the Registrant.

      The Fund is substantially similar in all material respects, with the exception of the investment objective and associated risks of the Fund, to prior series of the Registrant. Accordingly, on behalf of the Registrant, we hereby request that the Amendment is given limited review.

      Thank you very much for your assistance with this process. If you have any questions or comments, please feel free to telephone me 312-845-3484.

                                   Sincerely,

                                   CHAPMAN AND CUTLER LLP


                                   By /s/ Morrison C. Warren
                                      ----------------------------------
                                      Morrison C. Warren